The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2023

Citigroup Global Markets Holdings Inc.	May---, 2023 Medium-Term Senior Notes, Series N Pricing Supplement No. 2023-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Fixed Rate Notes Due February 9, 2024

•	The notes mature on the maturity date specified below. The notes pay interest at maturity at the fixed per annum rate indicated below.

•	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	May 3, 2023
Original issue date:	May 9, 2023
Maturity date:	February 9, 2024. The payment at maturity will be made on the maturity date. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment. Interest will be paid to the persons who hold the notes on the maturity date.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	At least 4.75%
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payment” in this pricing supplement.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP / ISIN:	17331HR57 / US17331HR579
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer
Per note:	$1,000.00		$
Total:	$		$
(1)	You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors before you decide to invest in the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

PS-2

Citigroup Global Markets Holdings Inc.

General Information
Temporary adjustment period:	For a period of approximately two months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the two-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:	Prospective investors should review the discussion under “United States Federal Tax Considerations,” and in particular the discussion under “United States Federal Tax Considerations—Short-Term Notes,” in the accompanying prospectus supplement for more information regarding the U.S. federal income tax consequences of an investment in the notes.
Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:	CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note.
Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

PS-3

Citigroup Global Markets Holdings Inc.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payment

On the maturity date, the amount of the interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate per annum, multiplied by (ii) (270/360).

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2023 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-4